

August 18, 2011

<u>Via Email</u>
Joseph Mangiapane Jr.
Chief Executive Officer
Rubicon Financial Incorporated
18872 MacArthur Blvd., First Floor
Irvine, California 92612

      Re: Rubicon Financial Incorporated
              Form 10-K
              Filed March 31, 2011
              File No. 000-29315

Dear Mr. Mangiapane:

      We have reviewed your response letter dated August 16, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 – Significant Accounting Policies and Procedures

Principles of Consolidation, page F-6

1. We have considered your response to our prior comment 1. Based on the information provided in your response, it appears that the net earnings of the disposed businesses comprised approximately 8% and 12% of consolidated net earnings for the years ended December 31, 2010 and 2009 respectively. Please explain to us how you arrived at the conclusion that this was not material. In your response please provide us with a materiality analysis in accordance with SAB 99.

Note 5 – Marketable securities, page F-12

2. We have considered your response to our prior comment 2 and the related additional disclosures in your Form 10-Q for the quarterly period ended June 30, 2011. We are unclear how you have met all the disclosure requirements of ASC Topic 320-10-50-6b. Please revise your disclosure to meet these disclosure requirements or explain to us why these disclosures are not applicable. Additionally, we remain unclear how you have applied the guidance in ASC Topic 320-10-25 in determining that your investments in marketable securities did not suffer an other than temporary impairment. Please provide us with your impairment analysis in accordance with ASC Topic 320-10-25.

Note 6 – Notes receivable, page F-13

3. We have considered your response to our prior comment 3. Given the that the note appears to have been delinquent in excess of two years, and collection efforts to date have been unsuccessful, we remain unclear how the company has been able to conclude that the entire balance is collectable. Additionally, given the delinquency of the note, we are unsure how you determined it would be appropriate to continue to accrue interest. Please explain to us in greater detail how you determined that your accounting treatment was appropriate. Please continue to update us on the status of any collection efforts through the date of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief